Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Successful Delivery of the Capesize Vessel M/V Goodship

August 11, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced that it has taken delivery of a 177,536 dwt Capesize dry bulk vessel, renamed to M/V Goodship and built in 2005 by Mitsui Engineering & Shipbuilding Co. Ltd. in Japan. The Company funded the gross purchase price of $11.4 million with cash on hand as sourced through its recent capital markets activities.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased with the successful delivery of our eleventh cape vessel. This acquisition was agreed at what we believe to be a historically low purchase price, while the delivery is well timed as it is completed during a strong Capesize market with spot rates at approximately $20,000 per day.

Seanergy is the only shipping company publicly listed in the US with a pure-play Capesize fleet. We strongly believe that our segment represents the best fundamentals in the dry bulk industry. We will continue to actively pursue accretive transactions that will further increase value for our shareholders.”

Company Fleet following vessel’s delivery:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked (1)
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked (2)
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked (3)
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked (4)
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked (5)
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked (6)
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked (7)
Fellowship	Capesize	179,701	2010	Daewoo	Voyage Charter
Geniuship	Capesize	170,058	2010	Sungdong	Voyage Charter
Goodship	Capesize	177,536	2005	Mitsui Engineering	Voyage Charter
Leadership	Capesize	171,199	2001	Koyo – Imabari	Voyage Charter
Total		1,926,117	11.5

(1)
This vessel is chartered by a major European utility and energy company and was delivered to the charterer on September 11, 2019, for a period of minimum 33 to maximum 37 months with an optional period of 11-13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI. In addition, the time charter provides the option for any period of time during the hire to be converted into a fixed rate time charter, between 3 and 12 months, with a rate corresponding to the prevailing value of the respective Capesize Forward Freight Agreement rate (“FFA”) for the selected period.

(2)
This vessel is chartered by Cargill. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of 24 to 27 months at the charterer’s option. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes of the BCI plus a gross daily scrubber premium of $1,740. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of between 3 and 12 months priced at the then prevailing Capesize FFA for the selected period.

(3)
This vessel is chartered by a major European utility and energy company and was delivered to the charterer on August 4, 2019, for a period of minimum 33 to maximum 37 months with an optional period of 11-13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI plus a net daily scrubber premium of $3,735 until May 2021. In addition, the time charter provides the option for any period of time during the hire to be converted into a fixed rate time charter, between 3 and 12 months, with a rate corresponding to the prevailing value of the respective Capesize FFA for the selected period.

(4)
This vessel is chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of 11-13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI plus a net daily scrubber premium of $2,055.

(5)
This vessel is chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of 11-13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI plus a gross daily scrubber premium of $2,055.

(6)
This vessel is chartered by Glencore and was delivered to the charterer in May 2020 for a period of about 36 to about 42 months with two optional periods of 11-13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI.

(7)
This vessel is chartered by a dry bulk charter operator and was delivered to the charterer on April 23, 2020 for a period of minimum 10 to maximum 14 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of between 3 and 12 months priced at the then prevailing Capesize FFA for the selected period.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a fleet of 11 Capesize vessels with an average age of about 11.5 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt.
The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com